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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO.  10   )*
                                            -------


                                EKCO GROUP, INC.
       -----------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   282636 10 9
       -----------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
       -----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages

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==========================                               =======================

CUSIP NO. 282636 10 9                 13G                   PAGE 2 OF 6 PAGES
                                                                ---  ---
==========================                               =======================

================================================================================

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          TRUST OF THE EKCO GROUP, INC. EMPLOYEES' STOCK OWNERSHIP PLAN
          02-0440870

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [   ]

                                                                 (b)  [ x ]
--------------------------------------------------------------------------------

3         SEC USE ONLY



--------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          To the extent that State law applies, the provisions of the Plan will be constued, enforced and administered according to the laws of the State of Delaware.

================================================================================

                         5    SOLE VOTING POWER
NUMBER OF SHARES
                              -0-
                         -------------------------------------------------------

BENEFICIALLY             6    SHARED VOTING POWER

OWNED BY                      -0-
                         -------------------------------------------------------

EACH                     7    SOLE DISPOSITIVE POWER

REPORTING                     -0-
                         -------------------------------------------------------

PERSON WITH              8    SHARED DISPOSITIVE POWER

                              -0-
================================================================================

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-

--------------------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [ ]

--------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          -0-


--------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON*

          EP

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1(a).     Name of Issuer:
               ---------------

               EKCO Group, Inc. (the "Company")

Item 1(b).     Address of Issuer's Principal Executive Offices:
               ------------------------------------------------

               98 Spit Brook Road, Suite 102
               Nashua, New Hampshire 03062-5738


Item 2(a).     Name of Person Filing:
               ----------------------

               Trust of the EKCO Group, Inc. Employees' Stock Ownership Plan (the "Plan")

Item 2(b).     Address of Principal Business Office or, if None, Residence:
               ------------------------------------------------------------

               c/o EKCO Group, Inc.
               98 Spit Brook Road, Suite 102
               Nashua, New Hampshire 03062-5738

Item 2(c).     Citizenship:
               ------------

               To the extent that State law applies, the provisions of the Plan will be construed, enforced and administered according to the laws of the State of Delaware.

Item 2(d).     Title of Class of Securities:
               -----------------------------

               Common stock, $.01 par value per share (the "Common Stock")

               The filing person is a trust which holds, for the benefit of employees of the issuer who are participants in the Plan (i) shares of Common Stock, and (ii) shares of Series B ESOP Convertible Preferred Stock, $.01 par value per share ("ESOP Preferred Stock"), each share of which is immediately convertible by the owner into one share of Common Stock at the option of the owner, as set forth in full in the Certificate of Designations of the ESOP Preferred Stock as filed with the Secretary of the State of the State of Delaware on February 28, 1989 and as Exhibit 3.1(c) to the Company's Form 10-K for the year ended January 1, 1995 (originally filed as Exhibit 3.1(d) to the Company's Form 10-K for the year ended January 1, 1989) (the "Certificate of Designations").

                               Page 3 of 6 pages

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Item 2(e).CUSIP Number:
          -------------

          282636 10 9


Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
          -----------------------------------------------------------------
          or (c), Check Whether the Person Filing is a:
          ---------------------------------------------

     (a)  [ ]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

     (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box.  [ ]


Item 4.   Ownership
          ---------

     (a) Amount beneficially owned: -0- shares of ESOP Preferred Stock and -0-shares of Common Stock.

     (b)  Percent of class: -0-

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     (c)  Number of shares as to which such person has:

          (i)       sole power to vote or to direct the vote: -0-

          (ii)      shared power to vote or to direct the vote: -0-

          (iii)     sole power to dispose or to direct
                    the disposition of: -0-

          (iv)      shared power to dispose or to direct
                    the disposition of: -0-




Item 5.   Ownership of Five Percent or Less of a Class
          --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

          As of December 14, 1998, the Issuer repurchased all of the Plan's unallocated shares of its Common and ESOP Preferred Stock from the Trustee in exchange for forgiveness of the remaining loan from the Issuer to the ESOP of approximately $3 million. Consequently, the Plan no longer has any such unallocated shares.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person
          ---------------------------------------------------------------

     Not applicable.


Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on by the Parent Holding Company
          --------------------------------------------------------

     Not applicable.


Item 8.   Identification and Classification of Members of the Group
          ---------------------------------------------------------

     Not applicable.


Item 9.   Notice of Dissolution of Group
          ------------------------------

     Not applicable.

                               Page 5 of 6 pages

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Item 10.  Certification
          -------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          The Plan disclaims beneficial ownership of the securities referred to in this Schedule 13G, and the filing of this Schedule 13G shall not be construed as an admission that the Plan is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

          Signature
          ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   TRUST OF THE EKCO GROUP, INC.
                                   EMPLOYEES' STOCK OWNERSHIP PLAN


Date:  February  9, 1999           By:  /S/ DONATO A. DeNOVELLIS
                                        -------------------------

                                   Name/Title: Donato A. DeNovellis, Trustee



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